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                                            Filed by Galileo International, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                  and deemed to be filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                    Subject Company: Galileo International, Inc.
                                                   Commission File No. 333-64738


THIS DOCUMENT IS BEING FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND IS DEEMED FILED PURSUANT TO RULE 14a-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934. CENDANT AND GALILEO HAVE FILED A PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED MERGER TRANSACTION WITH THE SEC. INVESTORS ARE URGED TO READ THIS PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. YOU WILL BE ABLE TO OBTAIN THE DOCUMENTS FILED WITH THE SEC FREE OF CHARGE AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. IN ADDITION, YOU MAY OBTAIN DOCUMENTS FILED WITH THE SEC BY GALILEO FREE OF CHARGE BY REQUESTING THEM IN WRITING FROM GALILEO, 9700 WEST HIGGINS ROAD, SUITE 400, ROSEMONT, ILL, 60018, ATTENTION: INVESTOR RELATIONS, OR BY TELEPHONE AT (847) 518-4000.

GALILEO AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM GALILEO'S STOCKHOLDERS. A LIST OF THE NAMES OF THOSE DIRECTORS AND EXECUTIVE OFFICERS AND DESCRIPTIONS OF THEIR INTERESTS IN GALILEO AND THIS TRANSACTION ARE CONTAINED IN THE PROXY STATEMENT/PROSPECTUS DATED JULY 25, 2001 FILED BY CENDANT AND GALILEO WITH THE SEC.

         TRAVEL PORTAL, INC. AND GALILEO INTERNATIONAL SIGN MULTIFACETED
              AGREEMENT TO ACCELERATE AND STRENGTHEN PORTAL LAUNCH
                 GALILEO TO PROVIDE GLOBAL DISTRIBUTION SERVICES

JULY 26, 2001, PARSIPPANY, NJ AND ROSEMONT, IL - Travel Portal, Inc., an affiliate of Cendant Corporation (NYSE:CD), today announced that it has signed an agreement with Galileo International (NYSE:GLC) for Galileo's Website subsidiary, TRIP.com, to provide consulting services, technology expertise, and functionality for the development of Travel Portal, Inc.'s travel Website. By utilizing the back-end infrastructure and development team from Galileo and TRIP.com, Travel Portal, Inc. expects to accelerate the release of the Website to the public and realize a multi-million dollar cost savings during the development process. Upon the close of the Galileo acquisition, Travel Portal, Inc. will operate under the TRIP.com URL and relaunch a new site under the TRIP.com brand during the fourth quarter of 2001.

The agreement with TRIP.com, which is at arm's length and not conditioned upon the close of Cendant's acquisition of Galileo, enables Travel Portal, Inc. to provide many unique products at

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the initial launch of its site. Three key features include: flightTRACKER, which allows users to identify and track a flight in progress; a mapping and direction feature; and ViewTrip, which helps users create a travel itinerary filled with reservations, confirmation numbers, local information, attractions, and coupons, along with any other information needed for their trip.

"By utilizing the existing infrastructure and resources of Galileo and TRIP.com, we are significantly improving our delivery timeframe, streamlining our system and data integration process, and minimizing our on-going maintenance costs. This will allow us to put even more dollars into marketing and acquiring additional customers," said Jacob Stepan, chief operating officer of Travel Portal, Inc.

"This agreement provides significant financial benefits to both parties and is a testament to TRIP.com's talented people and leading-edge technology," said TRIP.com CEO Mark Mastrini. "In addition, by providing global distribution services to what promises to be a leading online travel services provider, we expect to significantly enhance Galileo's share of travel business on the Internet."

Using the TRIP.com infrastructure will allow Travel Portal, Inc. to quickly create enhanced private-label sites for Cendant's hotel brands, RCI and Avis. The brand sites will maintain their own identity, but will be supported by TRIP.com's powerful back-end booking engine. The added functionality from TRIP.com will allow consumers to book other travel products from the brand sites; for example a consumer will be able to book air and car reservations directly from a Cendant hotel site.

About Travel Portal, Inc.
Travel Portal, Inc., an affiliate of Cendant Corporation, is a soon to be launched Internet portal which will offer a broad range of travel related services. As a network of leading travel brands, Travel Portal Inc. places the individual user at the center of the travel planning and booking process by matching individual interests and needs with customized travel products and services. In addition to offering Cendant's renowned travel brands, including Days Inn, Ramada, Avis and RCI, Travel Portal, Inc. will provide full service travel options including air, car, accommodations, vacation package and cruise offers from a broad range of travel providers. Providing personalized travel options, detailed destination information and advanced reservation booking technologies, Travel Portal Inc. will integrate and enhance the online efforts of Cendant's hospitality and car rental brands.

About Galileo International, Inc.
Galileo International is a diversified, global technology leader. Its core business is providing electronic global distribution services for the travel industry through its computerized reservation systems, leading-edge products and innovative Internet-based solutions. Galileo is a value-added distributor of travel inventory dedicated to supporting its travel agency and corporate customers and, through them, expanding traveler choice. Among Galileo's subsidiaries are TRIP.com, an award-winning online travel service and technology provider; and Quantitude, which delivers advanced telecommunications services and enterprise networking solutions. Galileo also offers secure, flexible and cost-effective managed hosting services. Headquartered in Rosemont,


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Illinois, USA, Galileo International has offices worldwide and operates a state-of-the-art data center in Greenwood Village, Colo., USA. Visit www.galileo.com.

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

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CONTACTS:

TRAVEL PORTAL, INC.               GALILEO
Laurie Quinn                      Andrea Steffy
212-413-1858                      847-518-4973